SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE TO/A
AMENDMENT NO. 1 TO
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
AMR CORPORATION
(Name of Subject Company (Issuer) and Filing Person (Issuer))

4.25% Senior Convertible Notes due 2023	001765 AZ 9 and 001765 BA 3
(Title of Class of Securities)	(CUSIP Numbers of Class of Securities)
GARY F. KENNEDY, Esq.
Senior Vice President and General Counsel
AMR Corporation
P.O. Box 619616
Dallas/Fort Worth Airport, Texas 75261-9616
(817) 963-1234
(Name, Address and Telephone Number of Person Authorized to Receive Notice and Communications on Behalf of Filing Person)
COPIES TO:
John T. Curry, III, Esq.
Debevoise & Plimpton LLP
919 Third Avenue
New York, New York 10022
Telephone: (212) 909-6000
CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$225,490,000	$8,861.76

*	Calculated solely for purposes of determining the filing fee. The purchase price of the 4.25% Senior Convertible Notes due 2023 (the “Notes”), as described herein, is $1,000 per $1,000 principal amount outstanding. As of August 21, 2008, there was $225,490,000 in aggregate principal amount of Notes outstanding, resulting in an aggregate maximum purchase price of $225,490,000.

**	The amount of the filing fee was calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, and equals $39.30 for each $1,000,000 of the value of the transaction. The filing fee was paid on August 22, 2008 in connection with the filing by AMR Corporation of the original Schedule TO (Registration No. 005-33763).

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

	Amount Previously Paid: Not Applicable.	Filing Party: Not Applicable.
	Form or Registration No.: Not Applicable.	Date Filed: Not Applicable.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☑	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☑

INTRODUCTORY STATEMENT
     This Amendment No. 1 is the final amendment to the Tender Offer Statement on Schedule TO (the “Schedule TO”) originally filed by AMR Corporation, a Delaware corporation (the “Company”), on August 22, 2008, with respect to the right of each holder (each, a “Holder”) of the Company’s 4.25% Senior Convertible Notes due 2023 (the “Notes”) to sell and the obligation of the Company to purchase the Notes upon the terms of and subject to the conditions set forth in the Indenture, dated as of September 23, 2003 (the “Indenture”), by and among the Company, American Airlines, Inc., a subsidiary of the Company, as guarantor, and Wilmington Trust Company, as trustee (the “Trustee”), and the Company Notice to Holders, dated August 22, 2008 (the “Company Notice”), filed as an exhibit to the Schedule TO (which Indenture and Company Notice, as amended or supplemented from time to time, collectively constitute the “Option Documents”).
     This Amendment No. 1 is being filed by the Company to amend and supplement certain provisions of the Schedule TO to the extent forth herein.
     This Amendment No. 1 is intended to satisfy the disclosure requirements of Rule 13e-4(c)(4) under the Securities Exchange Act of 1934, as amended.
Item 4. TERMS OF THE TRANSACTION
     Item 4 of the Schedule TO is hereby amended and supplemented by adding the following language:
     The Holder’s right to surrender their Notes for purchase (the “Put Option”) by the Company pursuant to the Option Documents expired at 5:00 p.m., New York City time, on September 22, 2008. The Company has been advised by Wilmington Trust Company, as paying agent (the “Paying Agent”), that pursuant to the terms of the Put Option, Notes in an aggregate principal amount of $225,490,000 were validly surrendered for purchase and not withdrawn prior to the expiration of the Put Option. The Company has accepted for purchase all of the Notes validly surrendered and not withdrawn. The purchase price for the Notes pursuant to the Put Option was $1,000 in cash per $1,000 principal amount of the Notes. The aggregate purchase price for all the Notes validly surrendered and not withdrawn was $225,490,000. The Company has forwarded cash in payment of the aggregate purchase price to the Paying Agent for distribution to the Holders in accordance with the procedures of The Depository Trust Company. Following the Company’s purchase of the Notes pursuant to the Put Option, no Notes remain outstanding.
Item 12. Exhibits.
     Item 12 of the Schedule TO is hereby amended and supplemented to read as follows:

Exhibit
Number	Description
(a)(1)	Company Notice to Holders of 4.25% Senior Convertible Notes due 2023, dated August 22, 2008.*
(a)(5)(A)	Press release issued on August 22, 2008.*
(a)(5)(B)	Press release issued on September 24, 2008.
(b)	Not applicable.
(d)(1)	Indenture, dated as of September 23, 2003, by and between the Company, American Airlines, Inc., a subsidiary of the Company, as guarantor, and Wilmington Trust Company, a Delaware banking corporation, as trustee, incorporated by reference to Exhibit 4.2 to the Company’s Registration Statement on Form S-3 (SEC File No. 333-109978) filed on October 24, 2003.
(g)	Not applicable.
(h)	Not applicable.

*	Previously filed.
Item 13. Information Required by Schedule 13E-3.
Not applicable.

SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

AMR Corporation

Date: September 24, 2008	By:	/s/ Thomas W. Horton
	Name:	Thomas W. Horton
	Title:	Executive Vice President & Finance and Planning
and Chief Financial Officer

EXHIBIT INDEX

Exhibit Number	Description
(a)(1)	Company Notice to Holders of 4.25% Senior Convertible Notes due 2023, dated August 22, 2008.*
(a)(5)(A)	Press release issued on August 22, 2008.*
(a)(5)(B)	Press release issued on September 24, 2008.
(b)	Not applicable.
(d)(1)	Indenture, dated as of September 23, 2003, by and between the Company, American Airlines, Inc., a subsidiary of the Company, as guarantor, and Wilmington Trust Company, a Delaware banking corporation, as trustee, incorporated by reference to Exhibit 4.2 to the Company’s Registration Statement on Form S-3 (SEC File No. 333-109978) filed on October 24, 2003.
(g)	Not applicable.
(h)	Not applicable.

*	Previously filed.